White River Energy Corp

609 W/ Dickson St., Suite 102 G

Fayetteville, AR 72701

May 8, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

Re:	White River Energy Corp
Amendment No. 4 to Registration Statement on Form S-1
Filed March 29, 2023
File No. 333-268707

Ladies and Gentlemen:

This letter is submitted by White River Energy Corp (the “Company”) in response to the comment letter dated April 17, 2023 issued by the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 4 to the Registration Statement Form S-1 filed March 29, 2023. Amendment No. 5 is being filed simultaneously.

The Prospectus has been updated as appropriate to give effect to changes affecting the Company and the industry in which it operates. During the course of our review, we noted that certain share and warrant numbers needed to be modified to give effect to certain investors in the PIPE Offering investing amounts which included different number of cents rather than whole dollars. Because the conversion price of the Series C Convertible Preferred Stock (the “Series C”) and the warrants and based upon an assumption that the conversion price will be $1.00, we have been required to make slight changes to the number of shares of common stock and warrants being registered. We have also updated the Prospectus to include recent investors in the PIPE Offering. A new fee table reflecting these developments is included as Exhibit 107.

Additionally, as noted in Comment 10, we have added the Common Stock and Warrants from a recent private placement. All numbers have been updated accordingly and an additional fee paid.

For your convenience, each of the Staff’s comments have been restated below in their entirety, with the Company’s responses set forth immediately beneath such comment.

Securities and Exchange Commission

Division of Corporation Finance

May 8, 2023

Amendment No. 4 to Registration Statement on Form S-1

Unaudited Pro Forma Condensed Consolidated Financial Statements, page 29

1.	We note your introductory language explaining that the pro forma balance sheet “gives effect to the related transactions described below as if they had occurred on December 31, 2022” and that adjustments in the pro forma Statements of Operations “...assume that the related transactions occurred as of April 1, 2021.”

However, you have not described the particular transactions for which pro forma effect is being given, identified the entities involved, or provided an explanation of what the pro forma presentation shows, all of which are required in the introductory language pursuant to Rule 11-02(a)(2) of Regulation S-X.

Please revise to provide these details and also revise any language referring to adjustments that do not exist in your presentation to clarify and correspond with your presentation. The column headers should also be revised to clearly identify the entities that are associated with the numerical historical data.

Response: It appears that the information missing from the introductory language on page 29 was included below the Unaudited Pro Forma Condensed Consolidated Financial Statements on pages 31 to 33. We have moved that language to its proper pages preceding the Unaudited Pro Forma Condensed Consolidated Financial Statements. This language has described the particular transactions for which pro forma effect is being given which are the (1) conversion of the Series A preferred stock to common stock, and (2) the conversion of the Series C preferred stock to common stock. These were the only pro forma adjustments identified and are clearly identified as Other Transaction Adjustments 1 and 2. In the amended Prospectus, we have replaced the term “Historical” to read “White River Holdings” to clearly identify the accounting acquirer.

2.	We note that you present the account balances and activity of White River Holdings Corp in the pro forma financial statements that are intended to illustrate the effects of your reverse merger, although you do not include any corresponding accounts of Fortium Holdings Corp., the entity that you have identified as the accounting target, or any pro forma adjustments pertaining to the merger that would be incremental to the adjustment for the pending conversion of preferred to common shares.

Please revise as necessary to illustrate the acquisition and to include any adjustments that are necessary to reflect your disposal of the business acquired, which you indicate was comprised of Norr and Elysian on page F-35.

Securities and Exchange Commission

Division of Corporation Finance

May 8, 2023

Your disclosures under this heading and in the corresponding section of your interim financial statements should clearly convey the reasons for your decision to sell the business and details concerning your valuation, accounting and presentation in the financial statements.

Response: We have updated the Unaudited Pro Forma Condensed Consolidated Financial Statements to include historical columns now marked for White River Holdings as well as Fortium Holdings Corp, and reflected as adjustment #4 the accounting for the reverse merger on pages 31 to 33 for the Unaudited Pro Forma Condensed Consolidated Statements of Operations for the respective periods. There is no adjustment required to the Unaudited Pro Forma Condensed Consolidated Balance Sheet as noted under § 210.3–01, the reverse merger transaction is already reflected in such balance sheet. The only pro forma adjustments necessary to be reflected remain adjustments 1 and 2, which are reflected appropriately.

3.	Given that you report having completed the reverse merger on July 25, 2022 and are presenting interim financial statements through December 31, 2022, please explain to us the utility or rationale for your pro forma balance sheet presentation, and how you considered the guidance in Rule 11-02(c)(1) of Regulation S-X.

Response: As noted in the response to Comment 2, the Unaudited Pro Forma Condensed Consolidated Balance Sheet already reflects the reverse merger transaction and is appropriately stated.

Properties

Oil and Natural Gas Reserves, page 57

4.	We note the revisions made in response to prior comment number five. Your revised presentation includes footnote 4, which describes PV-10. However, your presentation does not include a line item titled “PV-10”, so the purpose of this footnote is not clear. Separately, the reference to footnote 4 appears next to the line item titled “10% annual discount for estimated timing of cash flows”, and not a presentation of PV-10. Revise your presentation so that the footnotes describe items actually presented and are referenced to the proper line items.

Response: We have corrected the charts on pages 57 and 58 to match the numeric reference to the footnote attributable to that reference.

Securities and Exchange Commission

Division of Corporation Finance

May 8, 2023

Description of Our Securities, page 83

Series A Preferred Stock, page 84

5.	Please address the inconsistency between your disclosure in the third paragraph on page 84, indicating the 1,200 Series A preferred shares will convert into 42,254,521 shares of common stock, with disclosures elsewhere in the filing indicating the shares will convert into 42,253,521 common shares.

Response: We have revised the disclosure on the cover page and elsewhere in the Prospectus to clarify that the up to 1,000 shares of common stock are in addition to shares that are directly underlying the Series A, and their sole purpose is to provide for the treatment of what would otherwise be fractional shares issuable to the shareholders of BitNile Metaverse, Inc., formerly known as Ecoark Holdings, Inc. (“BitNile”) in the spin-off. Specifically, pursuant to the Series A Certificate of Designation, the 1,200 shares by its terms converts into a total of 42,253,521 shares of common stock. However, because given the spin-off ratio would otherwise result in the issuance of fractional shares of common stock the BitNile shareholders, the Company separately agreed to issue to BitNile shareholders up to an 1,000 shares of common stock not contemplated by the Series A Certificate of Designation to account for the rounding up of fractional shares that would otherwise be distributable to the BitNile record holders.

Financial Statements

Consolidated Balance Sheets, page F-3

6.	Please correct your references to the number of preferred and common shares that are considered to be authorized, issued and outstanding as of end of each period presented on a recast basis.

Please coordinate with your auditor where revisions to the audited financial statements are necessary as you will need to obtain and file an updated audit opinion that encompasses these revisions.

Response: We have amended the Consolidated Balance Sheet on page F-3 to correct the references to the number of preferred and common shares that are considered to be authorized, issued and outstanding as of the end of each period presented on a recast basis.

We have consulted with the Company’s independent registered public accounting firm auditor who has provided a revised opinion which is included in the amended Registration Statement on Form S-1.

Securities and Exchange Commission

Division of Corporation Finance

May 8, 2023

Change in Standardized Measure of Discounted Future Net Cash Flow, page F-22

7.	We have read your response to prior comment 7 and note your explanation of the increased Commission oil price; however, the change due to increased price should be captured in the line item “Net Change in Prices and Production Costs.” The line item “Revisions of Previous Quantity Estimates” is calculated by multiplying the “Revision of Previous Estimates” in proved reserves of negative 21,570 barrels times the average price at year-end 2022. Please revise your disclosure to reconcile these items. See FASB ASC paragraph 932-235-50-35.

Response: We have revised the disclosure on page F-22 in the “Change in Standardized Measure of Discounted Future Net Cash Flows” to break out the price changes in the appropriate line item.

Note 2 - Merger, page F-34

8.	Tell us your rationale in presenting the pro forma balance sheet under this heading and clarify the meaning of your present disclosure stating this “...reflects the details of the March 31, 2022 consolidated balance sheet as presented in the Company’s financial statements as a result of the share exchange.” Also address the disclosure requirements in FASB ASC 805-10-50-2(h)(3).

Response: We have amended the disclosure in Note 2 – Merger on page F-34, and have removed the presentation of the pro forma balance sheet as it is already reflected in the consolidated financial statements starting on page F-23. We have included the disclosure requirements under ASC 805-10-50-2(h)(3) on F-35.

Note 20 - Subsequent Events, page F-53

9.	We note your disclosure concerning rights to participate in your oil and gas exploration and drilling ventures that were granted to “Ault” in July 2022, having an exercise price of $3.25 million. You associate “Ault” with Ault Alliance, Inc. on page 36, Ault Energy, LLC on pages 49, 50 and 61, and Ault Lending, LLC in the Form 8-K and Form 8-K/A that you filed on April 6, 2023 and April 7, 2023, to report certain details regarding the arrangement.

Securities and Exchange Commission

Division of Corporation Finance

May 8, 2023

Please revise disclosures throughout the filing as necessary to utilize distinct and consistent abbreviations for the counterparties being referenced and to explain how these entities are related; the identity of the counterparties and any affiliations between the counterparties should be clear.

You indicate that Ault “exercised” these rights but did not make the specified payment. You further explain that Ault now owes you $3.25 million but will not pay you $3.25 million; although your parent Ecoark Holdings, Inc., now known as BitNile Metaverse, Inc., will pay this amount on behalf of Ault.

Please expand your disclosure to fully describe the participation rights that you conveyed, including the properties or projects involved, explain how the purchase or exercise price was established, and how the transaction was considered to be complete without securing payment. Also disclose any provisions governing recourse, including retention or recovery of the rights, in the event that you are unable to collect.

If you plan to report the unpaid amount as an asset, also submit the analysis that you performed of the contractual arrangement and the accounting standards that you believe would apply in formulating your view. Please file the agreement as an exhibit to comply with Item 601(b)(10) of Regulation S-K.

Response: We have revised the Prospectus to define Ault Alliance, Inc. as “Ault”, Ault Lending, LLC as “Ault Lending” and Ault Energy, LLC as “Ault Energy”. Each of Ault Energy, LLC and Ault Lending, LLC is a subsidiary of Ault Alliance, Inc.

We have added additional disclosure in “Related Party Transactions” on page 83 to explain how these entities are related with greater clarity.

We have also added supplemental disclosure describing the transaction entered into between Ault Lending, BitNile and the Company in the referenced Form 8-K. We have also included a form of the Participation Agreement as an exhibit to the amended Registration Statement on Form S-1. Pursuant to an oral arrangement, following the July 2022 acquisition the Company agreed to provide Ault Lending or its designee with the right to participate in any oil and gas drilling project undertaken by it by investing a percentage of the Company’s funding obligation of such drilling project, and if a well is successfully drilled, logged, and completed and is determined to be economically viable then Ault Lending or its designee will be entitled to receive its proportionate ownership through an assigned working interest in the division order which is supplied to the midstream carrier selected to purchase the well’s production. However, as previously disclosed Ault Lending entered into Participation Agreements in the furtherance of the foregoing as to three drilling projects but declined to pay the Company a total of $3.25 million in connection therewith. Because of Ault Lending’s breach of these agreements, as disclosed in the Prospectus the Company intends to continue offering the participation rights, but to make such rights contingent upon receipt of payment therefore before any expenses are incurred with respect to a given drilling project.

Securities and Exchange Commission

Division of Corporation Finance

May 8, 2023

We utilized the guidance under ASC 310-10 for “Receivables” to record this as an asset. This receivable, which is marked on our Consolidated Balance Sheet as “Receivable – Participation Agreements” is considered a current asset as we intend to receive the cash within one year of recognition.

General

10.	We note you disclose that you entered into securities purchase agreements in March 2023 for the purchase of 24.28 Units for a total purchase price of $607,000 on the same terms as the PIPE Offering. We further note that each Unit consists of one share of Series C and five-year Warrants and that shares of the Series C will automatically convert into shares of common stock upon the effectiveness of this registration statement. Please revise the number of shares outstanding following this offering to reflect the number of shares to be issued upon conversion of the Series C. In addition, please clarify how such Units were purchased on the same terms as the PIPE Offering given your disclosure on page 26 that the underlying common stock and Warrants are not offered by this prospectus.

Response: We have revised the disclosure on page 2 of the Prospectus to reflect the updated number of securities to be outstanding after giving effect to the transactions described therein as requested. With respect to the more recent 2023 offering, the Company changed its position and has added the securities from the more recent offering to the amended Registration Statement on Form S-1.

11.	We note your response to prior comment 10. You state that, between March 2020 and February 2022, you were a transient investment company and relied on Rule 3a-2 under the Investment Company Act of 1940 (“Investment Company Act”). Please provide further information on your compliance with such rule. In your response, please include a copy of the resolution made by your board of directors pursuant to Rule 3a-2(a)(2), the date on which such resolution was recorded contemporaneously in your minute books, and (iii) the date on which the one-year period commenced pursuant to Rule 3a-2(b).

Securities and Exchange Commission

Division of Corporation Finance

May 8, 2023

Response: This response is provided by Jay Puchir, Chief Executive Officer of the Company. As previously disclosed by the Company and described in the response to prior Comment 10, the Company became a transient investment company on March 27, 2020 when it acquired Ecoark (now BitNile but referred to for purposes of this response as “Ecoark”) common stock in exchange for its sale of White River Holdings. Therefore, the date on which the one-year period commenced for purposes of Rule 3a-2 was March 27, 2020. Immediately following that transaction, on April 1, 2020 I, as the then sole director and officer of the Company, adopted resolutions in my capacity as sole director of the Company indicating that I “recognized that the Company had become an investment company as defined by the Investment Company Act of 1940 … and I agreed that as soon as reasonably practicable the company would sell the investment securities and seek to acquire an operating business,” and expressly electing to rely on the one-year exemption. Due to Rule 144, we could not sell any Ecoark stock until September 27, 2020.

Later, on July 31, 2020, I resigned from my positions with the Company and appointed Mr. Richard Horgan as his replacement, effective August 1, 2020. Immediately following his appointment, on August 2, 2020, Mr. Horgan in his capacity as the new sole director adopted similar resolutions indicating that the Company intended to acquire an operating business by March 27, 2021 and sell the Ecoark stock it held as soon as practicable and that such stock was not an investment by the Company. The resolutions were recorded in the Company’s corporate records on the dates on which they were adopted by the respective sole director. Copies of each of these resolutions are attached as requested as Exhibit A.

Following these events, the Company, now led by Mr. Horgan, continued its efforts to identify an operating business to develop or acquire, and evaluating the appropriate means of liquidating or otherwise deploying the BitNile common stock held by the Company in a manner which would maximize shareholder value. During that time the Company, aware of the potential investment company issues it faced given the temporary exemption afforded by the Rule, included the following risk factor disclosure in its Annual Report on Form 10-K for the fiscal year ended December 31, 2019:

Because we became an inadvertent investment company when we sold Banner Midstream on March 27, 2020, we have until March 27, 2021 to cease being an investment company under the 1940 Act or we will have to comply with the onerous provisions of the 1940 Act which as a practical matter we will not be able to do.

Securities and Exchange Commission

Division of Corporation Finance

May 8, 2023

When we sold Banner Midstream on March 27, 2020 and our principal asset became Ecoark common stock, we became an investment company under the 1940 Act. Once Ecoark common stock becomes 40% or less of our total assets (exclusive of Government securities and cash items), we will no longer be an “investment company” under the 1940 Act. But the value of the stock fluctuates so we will need some cushion. Moreover, we will need to be very careful where we deposit and how we use our cash that we generate from the sale of Ecoark common stock. While bank deposits are not investment securities, money market accounts with a money market fund are securities and included in the test. If our management is not careful, we can trip the investment company test. If we acquire an operating business prior to March 27, 2021, that will solve our potential problem.1 Compliance with the 1940 Act is very expensive and as a practical matter we will not be able to comply.

As disclosed in prior filings in March 18, 2021, the Company formed Norr LLC (“Norr”), a Nevada limited liability company and wholly-owned subsidiary of the Company, and commenced operations as a sports equipment and apparel manufacturer and retailer. Prior to organization of Norr, the Company’s Chief Executive Officer had explored this business opportunity and commenced preparation of a business plan for the business. On March 23, 2021, the Company engaged the services of two consultants and entered into consulting agreements through Norr pursuant to which each consultant provides services to Norr in exchange for a monthly fee.

Based on the commencement of Norr’s business, the Company believed it no longer fit within the technical definition of an investment company provided for under Section 3(a) of the Investment Company Act of 1940 (the “Act”), by virtue of Section 3(b)(1) thereunder, which exempts from the definition under Section 3(a)(1)(C) of the Act any issuer primarily engaged, directly or through a wholly-owned subsidiary or subsidiaries, in a business or businesses other than that of investing, reinvesting, owning, holding, or trading in securities.2 Nonetheless, given that the Ecoark common stock still exceeded the threshold set forth in the definition under the Act, the response to prior Comment 10 took the conservative approach of maintaining that the Company in fact was an inadvertent investment company falling outside of the safe harbor exemptive relief afforded under Rule 3a-2 for the period from May 28, 2021 through February 28, 2022 when all the Ecoark common stock was sold. Also, as described in the prior response to Comment 10 and cited sources, a failure to strictly adhere to Rule 3a-2 does not necessarily result in the application of the Act’s provisions as an investment company, and that no action relief would likely not have been afforded in the Company’s case.

1 This statement assumed either the sale of tall Ecoark stock or its value being below the 40% test.

2 For a more complete discussion of the investment company definition and exemptions applicable to the Company and its subsidiaries, see the response to prior Comment 10. For further discussion of the applicability of Sections 3(a)(1)(C) and 3(c)(9), see the responses to Comments 14 and 15 below.

Securities and Exchange Commission

Division of Corporation Finance

May 8, 2023

12.	Please update your disclosure to specifically address your previous reliance on Rule 3a-2, as well as the Company’s failure to adhere to the requirements of the rule. Please also describe and address the risks related to operation as a “transient investment company” outside the time period provided by Rule 3a-2, including those related to operation of an unregistered investment company.

Response: We have updated the disclosure on page 21 to include a discussion on our previous reliance on Rule 3a-2 and the risks and uncertainties surrounding the Company’s failure to adhere to the requirements of the Rule from the period of March 28, 2022 through February 28, 2022.

13.	Please provide further legal analysis regarding whether White River Holdings Corp. meets the definition of an “investment company” under Section 3(a)(1)(A) of the Investment Company Act. In your response, please address, in detail, each of the factors outlined in Tonapah Mining Company of Nevada, 26 SEC 426 (1947) and provide legal and factual support for your analysis of each such factor. In particular, please ensure that you address the historical development of White River Holdings Corp.

Response: The requested analysis as to White River Holdings is as follows:

Securities and Exchange Commission

Division of Corporation Finance

May 8, 2023

Historical Development

White River Holdings was incorporated in the State of Delaware on September 4, 2019. At the time of its formation, White River Holdings had no assets or operations and was owned 60% by Randy May and 40% by myself as its only two shareholders. Shortly after formation, on January 1, 2020, Mr. May and I assigned 100% of all issued an outstanding membership interests of White River Energy LLC (“WRE”) and White River Operating LLC (“WRO”) into White River Holdings. Both WRE and WRO were formed on April 1, 2019 and were owned 50% by Mr. May and I prior to the transfer of membership interests into White River Holdings. Since that time, White River Holdings’ principal business has entailed engaging in oil and gas exploration, drilling and production operations. Later, on March 27, 2022, Mr. May and I transferred 100% of the issued and outstanding shares of White River Holdings to Banner Midstream Corp.

On March 27, 2020, Ecoark Holdings, Inc. (“Ecoark”) now known as BitNile Metaverse, Inc. but referred to for purposes of this response as “Ecoark,” acquired Banner Midstream from the Company, which was then known as Banner Energy Services Corp. Pursuant to the acquisition, Banner Midstream became a wholly-owned subsidiary of Ecoark. The business of White River Holdings was not altered by this acquisition.

White River Holdings, as a direct subsidiary of Banner Midstream, continued operating as an oil and gas company as an indirect subsidiary of Ecoark until the Company re-acquired White River Holdings in the July 2022 share exchange.3 Since the July 2022 acquisition, White River Holdings continued its oil and gas operations in the normal course. A more detailed description of recent developments relating to these operations is set forth in the Prospectus under “Business-Key Developments” at page 51.

As the above demonstrates, at all relevant times through the date of this response letter, with the exception of a brief period of 119 days after its formation when it had no assets or operations, White River Holdings’ principal business objective and operations have been engaging in oil and gas exploration, production, and drilling operations on active mineral leases in the U.S.

3 For a description of this transaction, see the Company’s response to prior Comment 10, and its Current Report on Form 8-K filed on July 29, 2022.

Securities and Exchange Commission

Division of Corporation Finance

May 8, 2023

Public Representations of Policies

White River Holdings’ purpose as stated in its Certificate of Incorporation is “to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of Delaware.” As described above, for most of its existence White River Holdings engaged in its oil and gas operations as an operating subsidiary of a public holding company, beginning with the Company in March 27, 2020 (although the duration was so short that no filings were made describing White River Holdings during that time), followed by Ecoark in March 2020, and then again with the Company since July 2022.

During these periods, the disclosure contained in filings made with the Commission by both the Company and Ecoark described White River Holdings’ business as focused solely on oil and gas exploration and production. On April 2, 2020, in the first Commission filing made by Ecoark describing White River Holdings, White River Holdings, being described with Shamrock Upstream Energy LLC, then a separate subsidiary of the Ecoark that was engaged in similar operations, was described as “engaged in oil and gas exploration, production, and drilling operations on over 10,000 cumulative acres of active mineral leases in Texas, Louisiana, and Mississippi.” Ecoark’s description of White River Holdings in Commission filings remained consistent through and since its subsequent transfer of White River Holdings back to the Company. Since then, the Company’s filings with the Commission have contained similar descriptions of White River Holdings’ business and operations, in some cases with greater detail given that White River Holdings’ oil and gas business constitutes the sole focus of the Company’s business objective, whereas Ecoark was historically a more diverse holding company with other assets and operations outside of oil and gas exploration and drilling. The most recent Commission filing made by the Company was Amendment No. 4 to the Registration Statement to which this response letter relates, wherein the Company disclosed: “White River operates in the oil and gas industry, with a focus on exploration, production and drilling operations on approximately 30,000 cumulative acres of active mineral leases in Louisiana and Mississippi.” Similar disclosure appears in the amended Registration Statement being filed contemporaneously with this response letter.

Similarly, the Company’s website also describes its business, which is conducted through White River Holdings, as focused on oil and gas operations. The website’s “About” page describes the Company as follows:

White River is a publicly traded company headquartered in Fayetteville, Arkansas, that is dedicated to the exploration, production, and drilling of oil and gas. With our vast experience and expertise in the energy sector, we are proud to operate on over 30,000 cumulative acres of active oil and gas mineral leases in Louisiana and Mississippi. At White River, we are committed to maximizing the potential of our properties through a variety of exploration and production techniques. Our team of experts employs state-of-the-art technology and industry best practices to identify and extract oil and gas reserves in a safe, efficient, and cost-effective manner. With our rigorous testing and evaluation process, we ensure that every well we drill has the highest potential for success.4

4 Available at: https://white-river.com/about/. Last accessed April 29, 2023. White River Holdings is not mentioned.

Securities and Exchange Commission

Division of Corporation Finance

May 8, 2023

As the foregoing demonstrates, throughout its history White River Holdings and its affiliates have consistently described it to the public as an oil and gas exploration and drilling company actively engaged in acquiring and producing oil and gas assets, and not as an investment company. As such, a reasonable investor could not conclude that White River Holdings was an investment company.

Activities of Officers and Directors

The officers and directors of White River Holdings are myself only as the President, CEO and sole director. However, due to the holding company corporate structure under which the Company operates, they typically do not differentiate whether a particular activity is for the parent or a subsidiary, although in our mind we act for White River Holdings (or where relevant, another subsidiary) except when dealing with the investment community or the Company’s obligations under the Securities Act of 1933 or the Securities Exchange Act of 1934. The same was true when White River Holdings was a subsidiary of Ecoark, as Mr. May and I also constituted the management team of that entity during that time. As described in more detail in the response to prior Comment 10, in performing their respective duties to the Company, the Company’s officers and directors are focused on the Company’s oil and gas exploration and drilling activities, and related matters in the furtherance of that goal.

Nature of Present Assets

A breakdown of the Company’s assets on a consolidated and an un-consolidated basis as of December 31, 2022 is set forth on a spreadsheet attached to this response letter as Exhibit B. As a result of the Staff’s reference to goodwill, it has been removed as an asset. Specifically, current assets are $4,832,017, (which includes $1,215,439 of cash) and non-current assets are primarily comprised of operating leases of $5,358,850 and $3,516,992 of property and equipment related to our oil and gas activities. Only $251,375 constitutes investment securities as defined in Section 3(a)(2) of the Act.5

5 The investment securities are a certificate of a state-chartered bank, clearly not the evil the Act is aimed at.

Securities and Exchange Commission

Division of Corporation Finance

May 8, 2023

Sources of Present Income

White River Holdings has never generated net income, and we read the word “income” as used in the Commission’s case to include revenues from entities like White River Holdings. White River Holdings’ revenue is generated from the production of oil and gas, and it did not realize any income from investment securities in the nine months ended December 31, 2022, except for minimal interest which was less than the interest charge from the loan which the certificate of deposit secures. Furthermore, during calendar year 2022, White River Holdings significantly increased its operations by adding to its oil and gas mineral leasehold, employee and contractor count, and spent significant funds on capital expenditures for the present and future growth of its oil and gas business.

Similarly, looking to expenditures to generate revenue as did the Commission in the Tonopah case, substantially all of White River Holdings’ costs and expenses were incurred in connection with its oil and gas drilling operations. Because of consolidation, the analysis of the Company’s sources of revenue and expenditures set forth in to prior Comment 10 is substantially the same to that of White River Holdings.

Conclusion

Each of the above five factors weighs against a finding that White River Holdings is an investment company, for the reasons delineated above.

14.	We note your response to prior comment 11. Please provide, for the Company and each subsidiary, all relevant calculations under Section 3(a)(1)(C) of the Investment Company Act on an unconsolidated basis, identifying each constituent part of the numerator(s) and denominator(s). In your response, please identify the value, as that term is defined in section 2(a)(41) of the Investment Company Act, of the interests held by each company in its direct subsidiaries. This response should identify the value of the specific asset (e.g., common shares) representing ownership interests in these subsidiaries. In addition, in your response, please explain your basis for considering goodwill to be an asset, on an unconsolidated basis, separate from and in addition to the interests in the related subsidiary.

Response: Please find attached as Exhibit B a table setting forth the itemized assets of each entity on an unconsolidated basis and the calculation used to determine the percentage of such assets that are “investment securities,” excluding government securities and cash items as provided under Section 3(a)(1)(C) of the Act. The total value of investment securities as to each entity are set forth in the row entitled “Investment Securities (as defined under the Act).” The percentage of each entity’s total assets that are applicable investment securities are set forth in the row entitled “Percentage of Assets in Investment Securities.” As the table demonstrates, each entity is below the 40% threshold provided under Section 3(a)(1)(C) of the Act. The calculations in the table exclude goodwill, which we understand from a discussion with the Staff is not considered an “asset” for purposes of the calculation under Section 3(a)(1)(C) of the Act.

Securities and Exchange Commission

Division of Corporation Finance

May 8, 2023

15.	We note your response to prior comment 12. To the extent the Company or any of your subsidiaries can rely on Section 3(c)(9) of the Investment Company Act, please provide detailed legal analysis for each such entity.

Response: This response is divided into two parts. The first is a description of the relevant factual information concerning the Company and each subsidiary, which has been prepared by Jay Puchir, the Chief Executive Officer of the Company. The second is a separate letter provided by our counsel, Nason, Yeager, Gerson, Harris & Fumero, P.A. (“Nason Yeager”), providing the firm’s legal analysis of the application of Section 3(c)(9) of the Act to these entities.

Factual Description of Entities

White River Energy Corp, or the “Company” – public parent holding company. Its sole direct subsidiary is White River Holdings Corp. through which the Company operates over 30,000 acres of oil and gas mineral leases (“OGMLs”) through White River Operating LLC and owns working interests in various oil wells in the States of Louisiana and Mississippi through various subsidiaries below.

White River Holdings Corp. - holding company for operating subsidiaries and subsidiaries formed to hold oil and gas-related assets, as more specifically described below.

White River Operating LLC – oil and gas drilling and operations. This company is a licensed oil and gas operator in the States of Louisiana and Mississippi and currently owns 3 drilling rigs, 4 workover rigs, and various trucks and trailers involved in drilling and oilfield transportation operations.

White River Energy LLC – lease holder. The company owns working interests in approximately 12,500 acres of OGMLs across multiple individual leases in the States of Louisiana and Mississippi.

White River E&P LLC – lease holder. The company owns working interests in approximately 3,000 acres of OGMLs across multiple individual leases in the States of Louisiana and Mississippi.

White River SPV 1 LLC Texas – inactive; no assets or operations.

Securities and Exchange Commission

Division of Corporation Finance

May 8, 2023

White River SPV 2 LLC Texas – lease holder. The company owns working interests in approximately 10,000 acres of OGMLs across multiple individual leases in the States of Louisiana and Mississippi.

White River SPV 3 LLC Texas – lease holder. The company owns working interests in approximately 3,000 acres of OGMLs across multiple individual leases in Louisiana.

White River SPV 4 LLC Texas – inactive; no assets or operations.

Deshotels 24H #1 Well LLC Texas – inactive; no assets or operations.

BM Real Estate LLC Texas – inactive; no assets or operations.

WR Petroleum Services LLC Texas– inactive; no assets or operations.

White River Private Capital Management LLC – indirect subsidiary holding company for Manager of the Fund (as such terms are defined below).

White River E&P Management 1 LLC (the “Manager”) – indirect subsidiary of the Company which manages White River E&P 1 LP (the “Fund”).

Should the staff have any additional questions or comments after reviewing this response letter, we would appreciate an opportunity to discuss these comments or questions with the Staff prior to the distribution of another comment letter. Please direct any questions concerning this response letter to Michael D. Harris, of Nason Yeager, the Company’s legal counsel, at 561-644-2222, mharris@nasonyeager.com.

Sincerely,

White River Energy Corp

		By:	/s/ Jay Puchir
Jay Puchir, CEO

cc:	Michael Harris, Esq.

Exhibit A

Board Resolutions

**UNANIMOUS CONSENT OF THE
BOARD OF DIRECTORS OF
BANNER ENERGY SERVICES CORP.**

The undersigned, being the sole member of the Board of Directors (the "Board") of Banner Energy Services Corp. Holdings, Inc., a Nevada corporation (the "Company"), hereby consent to the following action in lieu of holding a meeting, all pursuant to Section NRS 78.315 of Nevada Revised Statutes.

WHEREAS, on March 27, 2020, the Company sold Banner Midstream Corp. to Ecoark Holdings, Inc. ("Ecoark") in exchange for common stock of Ecoark and assumption of the Company's indebtedness.

NOW THEREFORE IT IS:

RESOLVED, that shortly thereafter the sole director recognized that the Company had become an investment company as defined by the Investment Company Act of 1940 (the "1940 Act") and he agreed that as soon as reasonably practicable the company would sell the investment securities and seek to acquire an operating business; it is further

RESOLVED, that the Company elects to take advantage of the one-year period provided to transient investment companies under the 1940 Act rules and has executed this unanimous consent in order to place it in the Company's minute book.

RESOLVED, that the proper officers of the Company are authorized and empowered to take such further action as is reasonably necessary to carry out fully the effect of the foregoing resolutions.

[Signature page immediately follows]

1

IN WITNESS WHEREOF, the undersigned member of the Board of Directors has executed this unanimous consent effective as of the date set forth below.

April 1, 2020

____

Jason Puchir, Director

Banner Energy Services Board Resolution

8-2-2020

Resolved that the company acquire an operating business within 12 months of the transaction with Ecoark or by March 27th 2021.

Resolved that the company sell the Ecoark stock as soon as practicable recognizing that the company has not invested in Ecoark and considering the duty of the company's sole officer and director to the company's shareholders.

Richard Horgan
Sole Director

Exhibit B

Section 3(a)(1)(C) Analysis by Entity

WHITE RIVER ENERGY CORP

(FORMERLY FORTIUM HOLDINGS CORP.)

CONDENSED CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2022 (UNAUDITED)

		O(****)	P(*****)	P(*****)	P(*****)	P(*****)	P(*****)	P(*****)	P(*****)	P(*****)	P(*****)	P(*****)	P(*****)	P(*****)	P(*****)
	N(***)	A (**)	B (*)(**)	C (*)	D (*)	E (*)	F (*)	G (*)	H (*)	I (*)	J (*)	K (*)	L (*)	M (*)	Q (*)
	DECEMBER 31,	White River	White River	White River	White River	White River	White River	White River	White River Private	White River	White River	Deshotels 24H #1	BM	WR Petroleum	White River
	2022	Energy Corp	Holdings Corp	Operating LLC	Energy LLC	E&P LLC	SPV 2 LLC	SPV 3 LLC	Capital Management, LLC	SPV 1 LLC	SPV 4 LLC	Well LLC	Real Estate LLC	Services LLC	E&P Mgmt 1 LLC
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
ASSETS
OWNERSHIP INTERESTS HELD BY WHITE RIVER ENERGY CORP			100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%
CURRENT ASSETS:

Cash (including $251,375 and $201,050 in restricted cash)	$1,215,439	$1,014,716	$(50,652)	$251,375	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-
Equity interest in subsidiaries (eliminated in consolidation)	-	30,000,000	11,000	-	-	-	-	-	1,000	-	-	-	-	-	-
Accounts receivable, net of $50,895 in reserve for bad debt at December 31, 2022	873,691	-	-	873,691	-	-	-	-	-	-	-	-	-	-	-
Receivable - Participation Agreement	1,597,632	-	-	-	1,597,632	-	-	-	-	-	-	-	-	-	-
Inventories - Crude Oil	103,324	-	-	103,324	-	-	-	-	-	-	-	-	-	-	-
Prepaid expenses and other current assets	1,041,931	408,945	-	632,986	-	-	-	-	-	-	-	-	-	-	-

Total current assets	4,832,017	31,423,661	(39,652)	1,861,376	1,597,632	-	-	-	1,000	-	-	-	-	-	-

NON-CURRENT ASSETS:
Property and equipment, net	3,156,992	-	-	3,156,992	-	-	-	-	-	-	-	-	-	-	-
Right of use asset - operating lease	136,390	-	136,390	-	-	-	-	-	-	-	-	-	-	-	-
Right of use asset - financing lease	184,532	-	-	184,532	-	-	-	-	-	-	-	-	-	-	-
Oil and gas properties, full cost-method	5,358,850	-	-	-	2,357,894	535,885	1,929,186	535,885	-	-	-	-	-	-	-
Capitalized drilling costs, net of depletion	494,408	-	-	494,408	-	-	-	-	-	-	-	-	-	-	-
Other assets	13,465	-	13,465	-	-	-	-	-	-	-	-	-	-	-	-
Goodwill	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-

Total non-current assets	9,344,637	-	149,855	3,835,932	2,357,894	535,885	1,929,186	535,885	-	-	-	-	-	-	-

TOTAL ASSETS	$14,176,654	$31,423,661	$110,203	$5,697,308	$3,955,526	$535,885	$1,929,186	$535,885	$1,000	$-	$-	$-	$-	$-	$-

Investment Securities (as defined under the Act)	$251,375	$-	$-	$251,375	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-
Percentage of Assets in Investment Securities	1.77%	0.00%	0.00%	4.41%	0.00%	0.00%	0.00%	0.00%	0.00%	#DIV/0!	#DIV/0!	#DIV/0!	#DIV/0!	#DIV/0!	#DIV/0!

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)

LIABILITIES
CURRENT LIABILITIES
Accounts payable	$1,306,839	$181,489	$-	$1,125,350	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-
Accrued liabilities	241,853	241,853	-	-	-	-	-	-	-	-	-	-	-	-	-
Derivative liabilities	12,353,541	12,353,541	-	-	-	-	-	-	-	-	-	-	-	-	-
Deferred liabilities	3,243,153	3,243,153	-	-	-	-	-	-	-	-	-	-	-	-	-
Convertible note payable, net of discount	582,569	582,569	-	-	-	-	-	-	-	-	-	-	-	-	-
Current portion of long-term debt	65,518	-	65,518	-	-	-	-	-	-	-	-	-	-	-	-
Current portion of lease liability - operating lease	145,476	145,476	-	-	-	-	-	-	-	-	-	-	-	-	-
Current portion of lease liability - financing lease	29,020	-	29,020		-	-	-	-	-	-	-	-	-	-	-

Total current liabilities	17,967,969	16,748,081	94,538	1,125,350	-	-	-	-	-	-	-	-	-	-	-

NON-CURRENT LIABILITIES
Lease liability - operating lease, net of current portion	4,179	4,179	-	-	-	-	-	-	-	-	-	-	-	-	-
Lease liability - financing lease, net of current portion	123,550	-	123,550	-	-	-	-	-	-	-	-	-	-	-	-
Long-term debt, net of current portion	143,953	-	143,953	-	-	-	-	-	-	-	-	-	-	-	-
Asset retirement obligations	671,135	-	-	-	295,300	67,113	241,609	67,113	-	-	-	-	-	-	-

Total non-current liabilities	942,817	4,179	267,503	-	295,300	67,113	241,609	67,113	-	-	-	-	-	-	-

Total Liabilities	18,910,786	16,752,260	362,041	1,125,350	295,300	67,113	241,609	67,113	-	-	-	-	-	-	-

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS’ EQUITY (DEFICIT)
Preferred stock, $0.0001 par value, 5,000,000 shares authorized
Series A - 1,200 and 0 shares issued and outstanding	1	1	-	-	-	-	-	-	-	-	-	-	-	-	-
Series B - no shares issued and outstanding	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Series C - 190.2726308 and 0 shares issued and outstanding	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Common stock, $0.0001 par value, 500,000,000 shares authorized and 10,066,667 and 0 shares issued and outstanding	1,007	167	840	-	-	-	-	-	-	-	-	-	-	-	-
Equity in subsidiaries (eliminated in consolidation)	-	-	30,000,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000
Additional paid in capital	41,912,737	1,666,500	10,778,348	31,974,092	-	-	-	-	-	-	-	-	-	-	-
Accumulated deficit	(44,547,503)	13,004,733	(41,031,026)	(27,403,134)	3,659,226	467,772	1,686,577	467,772	-	(1,000)	(1,000)	(1,000)	(1,000)	(1,000)	(1,000)

Total stockholders’ equity (deficit)	(2,633,758)	14,671,401	(251,838)	4,571,958	3,660,226	468,772	1,687,577	468,772	1,000	-	-	-	-	-	-

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)	$16,277,028	$31,423,661	$110,203	$5,697,308	$3,955,526	$535,885	$1,929,186	$535,885	$1,000	$-	$-	$-	$-	$-	$-

* ENTITIES C - M WERE ALL FORMED BY WHITE RIVER HOLDINGS CORP (B)	IN THESE TRANSACTIONS, THESE WERE ALL FORMED ENTITIES AND THERE IS NO VALUE ON THE DAY OF FORMATION. THESE ARE 100% OWNED SUBSIDIARIES THAT ARE DISREGARDED
ENTITIES FOR TAX PURPOSES AND CONSOLIDATED INTO THE 100% DIRECT SUBSIDIARY - WHITE RIVER HOLDINGS CORP
** ENTITY B ENTERED INTO A SHARE EXCHANGE WITH ENTITY A ON JULY 25, 2022 AND ENTITY B IS CONSIDERED THE ACCOUNTING ACQUIRER. WHITE RIVER ENERGY CORP ISSUED 1,200 SERIES A PREFERRED SHARES IN THE EXCHANGE AND
ACQUIRED 100% OF WHITE RIVER HOLDINGS CORP	IN THIS TRANSACTION, THE STATED VALUE OF THE SERIES A PREFERRED STOCK THAT WAS ISSUED BY WHITE RIVER ENERGY CORP TO BITNILE METAVERSE, INC. WAS $30,000,000
WHITE RIVER ENERGY CORP ACQUIRED WHITE RIVER HOLDINGS CORP NET ASSETS AT BOOK VALUE AS THIS TRANSACTION WAS REFLECTED AS A REVERSE MERGER
THE VALUE OF THE SPECIFIC ASSETS HAVE BEEN IDENTIFIED AND INCLUDED IN THE ABOVE ANALYSIS; THERE WERE NO COMMON SHARES ISSUED IN THIS TRANSACTION

*** N: ENTITY IS EXCLUDED FROM 40 ACT TREATMENT DUE TO REVERSE MERGER TRANSACTION IN JULY 2022.

**** O: ENTITY IS EXCLUDED FROM 40 ACT TREATMENT DUE TO IT BEING AN ACTIVE OIL & GAS OPERATOR VERSUS A PASSIVE INVESTOR IN ENERGY SECURITIES.

***** P: ENTITY IS EXCLUDED FROM 40 ACT TREATMENT DUE TO 40% ASSET RULE.

****** Q: INDIRECT SUBSIDIARY FORMED BY WHITE RIVER PRIVATE CAPITAL MANAGEMENT, LLC